CHINA HEALTH CARE CORPORATION
T PLAZA CENTER, SUITE 400,
15950 NORTH DALLAS PARKWAY,
DALLAS, TX 75249

BY FAX AND EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:           Gary Newberry, Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	China Health Care Corporation
Response to the SEC Comments Dated 30
September 2008 Related to Form 10-K for
Fiscal Year Ended May 31, 2008
File No. 333-127016
Filed August 29, 2008

In connection with your comment letter dated September 30, 2008, China Health Care Corporation (the “Company” or “CHCC”) would like to provide the requested information as follow:

General

1. Please consider whether any changes made to your filings as a result of the following comments will require conforming changes to be made to other filings noted in this letter.

CHCC:
Please find the changes made in the amended Form-10K/A and amended Form-8K/A as attached.

Form 10-K for the Fiscal Year Ended May 31,2008

2. We note that you have elected to file a Form 10-K as a smaller reporting company. Provide a balance sheet as of the end of the two most recent fiscal years as required by Article 8-02 of Regulation S-X.

CHCC:
A balance sheet as of the fiscal years ended 31st May of 2007 and 2008 (shown below) was included in the financial statements of the amended Form-10K/A attached.

	May 31		May 31
	2008		2007
Assets
Current assets:
Cash	$53		$3,258

Total assets	$53		$3,258

Liabilities and Shareholders’ Deficit
Current liabilities:
Notes payable:
Related party (Note 2)	$5,000	$	---
Other (Note 6)	10,000		---
Accrued interest payable	418		---
Accrued liabilities	3,000		3,000
Total current liabilities	18,418		3,000

Shareholders’ deficit (Note 4):
Common stock, $.001 par value; 200,000,000 shares authorized,
7,490,000 shares issued and outstanding	7,490		7,490
Additional paid-in capital	74,560		71,960
Accumulated deficit	(100,577)		(80,298)
Cumulative translation adjustment	162		1,106
Total shareholders’ deficit	(18,365)		258

Total liabilities and shareholders’ deficit	$53		$3,258

The Market

3. Please cite the authoritative source from which you obtained the facts you present in this section.

CHCC:
The facts and industry figures were sourced from official and / or authoritative sources including Ministry of Health (MOH) of P.R. China; 2007 National Health Economics Institute; China Statistical Yearbook 2007 by National Bureau of Statistics of P.R. China and China Association of Branding Strategy (CABS). Please refer to the changes under the Section “Market” in the amended Form-10K/A and Form-8K/A attached.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview

4. Your disclosure indicates that the host hospitals have stopped paying you for your service contracts in all but two of the service contracts that you have entered. Please clarify why the host hospitals have stopped paying for your services and how this trend has negatively impacted your results of operations. Please note that Item 303(a)(3)(ii) requires you to disclose any material trends or uncertainties.

CHCC:
These hospitals stopped paying for our services mainly due to 1) the newly appointed hospital directors who do not honor their predecessors’ contractual commitment with the Company as the case of the Changsha Center and the Shanghai Center; 2) poor sense of contractual commitment of existing hospital management as in the case of the Foshan Center that the host hospital intends to keep all the profits once the knowledge transfer on how to run a successful unit has been essentially completed. We believe these events may negatively impact our net income, but only limited to these non-paid VIP Birthing Centers. However, we seek to minimize this risk for our remaining centers by implementing additional safeguard on intellectual property right while maintaining a strong political and personal relationship with relevant stakeholders. We have made the change in the amended Form-8K/A.

5. We note that you plan to acquire 4 hospitals/health centers in the next twelve months and that you have negotiated letters of intent with "a total of 4 to 5 acquisitions/management contracts across greater China." Please clarify whether you negotiated 4 or 5 letters of intent and whether you negotiated an agreement to acquire the hospital/health center itself or to provide services to the hospital/heath center. If you have or are planning to acquire hospitals/health centers, explain how you intend on financing these acquisitions.

CHCC:
We have negotiated letters of intent with 4 potential acquisition targets and we believe it is a necessary procedure to allow for comprehensive due diligence on the targets before negotiating details of acquisition agreements. We expect these acquisitions will be financed through private placement to our institutional investors. We have made the change in the amended Form-8K/A

Results of Operations
Cost of Revenue

6. Please clarify the costs that you report as cost of revenues and those that you report as selling, general and administrative expense. Your disclosure indicates that cost of revenue refers to the direct costs of providing consulting services to the VIP Birthing Centers, but since you generate revenue by changing a consulting fee, technically, no cost of revenue was recorded. As part of your response, please clarify why you do not believe that the labor costs for the employees that work on the consulting service contracts should be reported as cost of revenues.

CHCC:
Please refer to the review report for the periods ended June 30, 2008 as enclosed in the amended Form-8K/A attached, which has incorporated new accounting policy as advised by our new auditor.

Our revenues are derived from our share of operating profit from VIP Birthing Centers at hospitals where we have invested in capital equipment, leasehold improvements, and human capital in the form of technical training for hospital staff. Our share of operating profit from the VIP Birthing Centers depends upon the contractual terms with each hospital. Financial statements are provided by the hospitals each month to us for review, verification, and approval. When the financial statements of the VIP Birthing Centers have been approved, we recognize revenue by recording our portion of the total operating profit to our financial statements. Revenues that have been both recognized in accordance to respective contracts and financial statements provided by the hospitals can be reasonably expected to be collectible.

Under the new accounting policy, cost of revenue is primarily comprised of depreciation, wages, and licensing fees that must be paid to JHI for facilities with continuing operation. The Company believes that the depreciation of property and equipment matches the substantial initial investment equipment and leasehold improvements with revenues that are earned overtime. The Company charges wages paid to doctors and medical personnel who provide the initial training and hospital management expertise to the hospital when the VIP Birthing centers are initially setup and on a non-fixed on-going basis.

Results of Operations for the Six-Month Periods Ended March 31, 2008 as compared to the Six-Month Periods Ended March 31, 2007

7. We note your discussion of your results of operations for the six-months ended March 31, 2008 and 2007. Provide a similar discussion and analysis of the results of operations for the three-months ended March 31, 2008 and 2007. We refer you to Item 303(b)(1) and (2) of Regulation S-K.

CHCC:
Please refer to discussion and analysis of the result of operations for the three-month period ended March 31, 2008 and 2007 in the amended Form 8K/A attached.

Liquidity and Capital Resources

8. Your disclosure states that your operations were principally funded through your operating profit and preferred stock and debt issuances. However, we note you have reported an operating loss in your financial statements. Please revise your disclosure to more accurately reflect how you have funded operations and identify your known sources and uses of cash.

CHCC:
The Company, thus far, has funded its operations through two aspects 1.) cash generated from its operations, and 2.) cash proceeds from issuance of securities such as preferred stock. In the Company’s current state, the cash from operations is only enough to fund any onsite personnel. The sale of preferred stock has providing the funding for the Company’s investment in capital expenditures, and the cost of medical and management expertise that are heavily involved in the early stages of building out the VIP Birthing Centers and training of the personnel that staff those VIP Birthing Centers. The Company expects that with the expansion into new markets and development of its business model it can gain economies scale on its heavy investment medical and hospital management experts. Related parties and directors have also provided the working capital during the most recent operating periods in order to maintain the business a going concern. The Company is actively seeking external financing to strengthen its financial position. We have made the change in the amended Form-8K/A.

Cash Flows from Operating, Investing and Financing Activities

9. Revise your disclosure for each of the above three topics to provide a relevant discussion of each item based on the amounts reported in your statements of cash flows for the years and 6-month periods presented. In the discussion of financing activities, address the amounts accrued and paid for dividends, and any known future cash requirement for the payment of dividends. See the instructions to Item 303(a) of Regulation S-K for guidance.

CHCC:
The review report for the period ended June 30, 2008 contains financial statements that reflect much of the anticipated cost related to the redemption of the preferred stock. The Company does not expect any more dividends payment as the majority of the CPS has been converted. Also the Statement of Cash flows has been revised reflect the amount of dividends paid.

Consolidated Financial Statements for the Years Ended September 30, 2007 and 2006

10. Disclose your allowance for doubtful accounts for each balance sheet presented.

CHCC:
Please refer to “Note 3 - Accounts Receivable” of the reviewed financial statements at June 30, 2008 in amended Form-8K/A attached.

11. We note you have loans outstanding to your directors and a shareholder. Please note that Section 402 of the Sarbanes-Oxley Act of2002 and Section 13(k) of the Exchange Act prohibit loans to directors and executive officers. Therefore, please clarify how you have complied with their rules.

CHCC:
The Company has taken remedial action to eliminate balances at September 30, 2007 that were owed by directors and shareholders by requiring their repayment as detailed in the “Note 4 - Related Party Receivable” of reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A attached.

12. Revise to disclose your provision for doubtful accounts as a separate line item for each year presented pursuant to Rule 5-03(5) of Regulation S-x.

CHCC:
Please refer to “Note 3 - Accounts Receivable” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A attached.

13. Tell us why you have not reported any gain or loss from your discontinued operations for the year ended December 31,2006. We refer you to paragraph 43 of Statement of Financial Accounting Standards ("SFAS") 144, which requires you to report the results of operations for the current and prior periods (including any gain or loss) in discontinued operations.

CHCC:
I guess you refer to the year ended September 30, 2006, rather than December 31, 2006. For the year ended September 30, 2006, we did not have any discontinued operation and hence we have not reported any related gain or loss during the period.

For details, please refer to “Note 15 - Discontinued Operations” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A.

Notes to Consolidated Financial Statements
Note 1 - Principal Activities and Organization, page F-l 0

14. You have disclosed you are under contract to provide consultancy services to five birthing centers and to manage a hospital. Provide information on the extent of your reliance on major customers as required by SFAS 131, paragraph 39.

CHCC:
Please refer to “Note 16 - Risks” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A attached.

Note 3 - Revenue Recognition, page F-12

15. We note that your consultancy contracts with the hospitals are based on a profit sharing basis, which appears to be based on a percentage of the profit of the VIP Birthing Centers. Please explain the complete terms of your arrangements with the Birthing Centers, including a detailed description of the services that you are required to provide to the Centers and how the Centers are required to compensate you for those services.

CHCC:
The Company has revised its significant accounting policies detailing the earning process. Please refer to “Note 2(g) – Revenue Recognition” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A attached.

Since the terms of our consultancy contracts are business secrets and we are not supposed to disclose them in the public documents. To better serve your question, please find below the major terms of the profit-sharing arrangement of the VIP Birthing Centers.

	Wuxi Center	Xiamen Center	Changsha Center	Foshan Center
Nature of Co- operation	Provide capital investment and consultancy services including hospital management and staff training	Provide consultancy services only, including hospital management and staff training	Provide capital investment and consultancy services, including hospital management and staff training	Provide capital investment and consultancy services, including hospital management and staff training
Profit-sharing ratio (The Company)	80% for the first 5 years and 60% for another 5 years	For 1st RMB100,000 over the RMB2.0M net profit, 80% portion to the Company ; For RMB100,000 to 200,000 over the RMB2.0M net profit, 70% portion	70% for the first 2 years, 60% for another 2 years	1st year: 80%, 2nd year: 77% and 3rd year: 67%

to the Company For RMB200,000 to 300,000 over the RMB2.0M net profit, 60% portion to the Company
Minimum Profit to Host Hospital	RMB600,000 / yr	RMB2.0 million / yr	no	no

16. Your disclosure indicates that revenues are recognized in the period that the services are rendered. Your disclosure also indicates that the values for the consulting services are stated in the monthly statements provided by the Centers.

Explain how long after month or quarter end you receive the statements from the Centers.

CHCC:
The receipt of statement from the hospitals typically takes 10 -15 days after the end of each month.

17. On a related point, please clarify the evaluation period that the Centers use when determining their net profit and, hence how much compensation the centers owe you based on the formula in the arrangement. In this respect, explain whether the Centers calculate their net profit on a monthly basis and if so, whether the calculations are subject to change.

CHCC:
The Centers calculate their net profit on a monthly basis and we do not anticipate any change in such calculations, at least in near term. The verification process of the reports provided by the hospitals requires 5-10 days after which commences immediately after receipt of the reports from the hospitals.

18. Your disclosure states that you recognize revenue, in part, when "[t]he charge by the service provider to the customer is fixed and determinable." Explain how you evaluate your charge to the customer when determining that your fees are fixed and determinable and how this charge relates to the sales price as required by SAB Topic 13.

CHCC:
Fees are fixed and determinable after the reports from the hospitals have been verified to see if they adhere to the contracts that govern the financial relationship with the customer.

Note 3 - Share Based Compensation/Share Option Expenses, page F-13

19. Provide a description of the method used to estimate the fair value of the options granted, including the significant assumptions used during the year. Refer to paragraph 64 and A240 of SFAS 123(R).

CHCC:
Please refer to “Note 13 - Stock Compensation” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A attached.

Note 10 - Shareholders' Deficit
Convertible Preferred Shares, page F-21

20. We note that the convertible preference shares have certain redemption features. Please clarify how you have evaluated EITF D-98 and EITF 00-19 when determining that permanent equity classification is appropriate for these shares.

CHCC:
Please refer to “Note 10 - Convertible Preferred Stock” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A attached

Form 8-K filed September 17, 2008

21. You have reported a change in your fiscal year to that of the legal acquiree. The financial reporting for a change in control transaction should result in continuous reporting with no lapse in the periods presented. In your Form 8-K filed July 31, 2008, you reported the interim results of the legal acquiree as of March 31, 2008. Therefore, your reported change in fiscal year would require that a Form 10-Q for the nine months ended June 30, 2008 be filed by August 14, 2008. Please advise us where you have already filed this report or when you intend to file this report, as appropriate.

CHCC:
To ensure continuous financial reporting of the Company, we intend to file an amended Form-8K/A within days. For updated financial statements of the Company, please refer to the financial statements for the nine months period ended June 30, 2008 as presented in the amended Form-8/KA attached.

Consolidated Financial Statements for the Six Months Ended March 31, 2008 and 2007
Consolidated Statements of Operations and Comprehensive Loss, page F-34

22. Tell us why these statements do not reflect the discontinued operations reported in your consolidated statement of operations for the year ended September 30, 2007.

CHCC:
Please refer to “Note 15 - Discontinued Operations” in the reviewed financial statements at June 30, 2008 enclosed in amended Form-8K/A.

UPMG.GD
Income Statement
(EXPRESSED IN USD)

	12 months	12 months	12 months
	9.2008	9.2007	9.2006

Revenue	-	-	32,518

Less :
Cost of sales	-	18,980	107,245

Gross Profit	-	(18,980)	(74,727)

Other income		331,812	-
Add :

	-	312,832	(74,727)

Less :
Audit fee		2,563	2,577
Exchange difference		(3,391)	-
Bad debts written off			100,550
Secretarial fee			14
Licence fee			-
Entertainment			428
Marketing fee			434
Consultant fee			1,324
Business Registration		666	-
Fee
Bank charges		117	-
Sundry Expenses		255	197
Depreciation
Printing and stationery		205	-
Legal fee		185,830	-
Business tax			1,626

Total expenses	-	186,245	107,150

Profit / (Loss) for the year	-	126,587	(181,877)

Guangzhou VIP Birthing
Financial Position
(Stated in US Dollars)
At September 30, 2007 and

	September 30, 2007	September 30, 2006
Current assets
Cash	-	18,211
Account receivables	45,594	-
Total ccurrent assets	45,594	18,211

Non-current assets
Property and equipment	-	93,202

Total assets	45,594	111,413

Current liabilities
Accounts payables	4,200	393,916

Total liabilities	4,200	393,916

Net assets	41,394	(282,503)

Guangzhou VIP Birthing
Results of Operations	12 months	12 months
(Stated in US Dollars)	ended	ended
for the nine months ended June	September 30, 2007	September 30, 2006

Revenue	-	32,518
Cost of revenue	18,980	107,245
Gross Profit	(18,980)	(74,727)

Selling expenses	-	862
General and administrative	186,245	106,288
Total operating expenses	186,245	107,150

Gain on sale of assets	331,812	-

Taxes	-	-

Net income (loss)	126,587	(181,877)

CHINA HEALTH CARE CORPORATION

Per:

/s/ Edwin Chan
Edwin Chan
Chief Financial Officer

Attachments:
1) Revised Form-10K
2) Amended Form-8K/A